SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2010

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	Form 6-K dated February 26, 2010 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ HOSHANG K SETHNA
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: February 26, 2010

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001,

Maharashtra, India

News Release - 1	February 26, 2010

Tata Motors reports a Consolidated Profit of Rs. 650.26 crores in Q3FY10

Mumbai, February 26, 2010: Tata Motors today reported consolidated gross revenues of Rs. 26,774.44 crores for the quarter ended December 31, 2009, a growth of 46.7% compared to Rs. 18,246.60 crores in the corresponding quarter of last year.

Consolidated operating margins (EBITDA) came in at 11.74%, an improvement of 1496 basis points compared with the corresponding quarter of the previous year. Consolidated Profit before Tax for the quarter was Rs. 889.28 crores (loss in Q3 2008-09: Rs. 2,732.59 crores, after considering notional foreign exchange loss (net) of Rs. 844.46 crores). The consolidated Profit after Tax (post minority interest and profit in respect of Associate companies) was Rs. 650.26 crores for the quarter ended December 31, 2009 (loss in Q3 2008-09: Rs. 2,598.83 crores).

Introduction of new products and strong continued growth in the existing portfolio, along with government stimulus, a benign liquidity environment and overall economic recovery, have driven Indian operations demand revival during the current year. Tata Motors’ sales volume for the quarter (including exports) stood at 165,413 vehicles. This is a growth of 67.5% over sales of 98,760 vehicles in Q3 2008-09, which witnessed steep decline in volumes impacted by the financial crisis.

The Jaguar Land Rover business turned profitable during the quarter. Supported by better market environment and sustained cost reduction efforts, it posted Net Profit After Tax of Rs. 416.95 crores. Wholesale volumes over the previous quarter of July – September, 2009, grew 28% with quarter-on-quarter volume improvement being noticed mainly in North America, Europe and China. Land Rover grew 34% aided by continued strong market reception to the 2010 model year vehicles launched earlier during the year. Jaguar volumes grew 11.5% led by strong growth of XF while the production of the X-Type, as announced earlier, ceased by the end of the quarter.

Tata Daewoo Commercial Vehicles Company Limited, the company’s subsidiary based in South Korea, continued to see improvement in domestic demand while exports came under pressure mainly due to the oil revenue dependant countries. The construction equipment subsidiary, Telco Construction Equipment Company Limited, commenced the commercial production at its new plant at Kharagpur in December 2009.

Nine Months

The company’s gross revenues were Rs. 65,536.36 crores in the nine months ended December 31, 2009, a growth of 13.6% compared to Rs. 57,679.77 crores in the corresponding period last year. The consolidated financial performance is not comparable to 2008-09 on account of the acquisition of Jaguar Land Rover in June 2008.

The Consolidated Operating Profit was Rs. 5,245.03 crores while Profit from Ordinary activities before Tax was Rs. 906.69 crores in the nine months ended December 2009, compared to loss of Rs. 2,710.13 crores (after considering notional foreign exchange loss (net) of Rs. 2,662.24 crores) in the corresponding period last year. Had the exchange differences for the nine months ended December 31, 2008, been accounted for as per the current policy, the Loss before Tax would have been lower by Rs. 1,930.36 crores. Net Profit (post minority interest and profit in respect of Associate companies) was Rs. 343.26 crores, compared to a loss of Rs. 2,820.89 crores in the comparative period last year.

The unaudited consolidated financial results of the company for the quarter ended December 31, 2009, are enclosed.

News Release – 2	February 26, 2010

Consolidated Financial Results

TATA MOTORS LIMITED

Regd. Office: Bombay House, 24, Homi Mody Street, Mumbai 400 001.

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER / NINE MONTHS ENDED DECEMBER 31, 2009

				(Rs. in Lakhs)
		Particulars		Quarter ended December 31,		Nine Months ended December 31,		Year Ended March 31,
				Unaudited		Unaudited		Audited
				2009	2008	2009	2008	2009
1	(a)	Sales / Income from Operations		2670980	1807864	6515354	5740695	7358276
		Less: Excise Duty		73019	54328	199489	249492	321236
		Net Sales / Income from Operations		2597961	1753536	6315865	5491203	7037040
	(b)	Other Operating Income		6464	16796	38282	27282	56845
		Total Income from Operations		2604425	1770332	6354147	5518485	7093885
2	Expenditure
	(a)	Decrease in stock-in-trade and work-in-progress		30088	135714	21000	62822	60292
	(b)	Consumption of raw materials and components		1493881	829194	3647906	3131974	4050968
	(c)	Purchase of products for sale		219709	196951	605732	494046	694299
	(d)	Employee Cost		227511	204213	661642	544344	729742
	(e)	Depreciation and Amortisation		130720	65217	299937	165798	250677
	(f)	Product development expenses		8573	7237	26451	17094	34775
	(g)	Other expenditure		437611	616525	1233602	1381207	1805911
	(h)	Amount Capitalised		(110123)	(155274)	(340238)	(357697)	(466977)
	(i)	Total		2437970	1899777	6156032	5439588	7159687
3	Profit / (Loss) from Operations before Other Income, Interest and Discounting Charges and Exceptional Items [1-2]			166455	(129445)	198115	78897	(65802)
4	Other Income			469	12055	73248	79694	79896
5	Profit / (Loss) before Interest and Discounting Charges and Exceptional Items [3+4]			166924	(117390)	271363	158591	14094
6	Interest and Discounting Charges
	(a)	Gross interest and discounting charges		66279	84019	205282	206543	246291
	(b)	Interest income / Interest capitalised		(11704)	(12596)	(36452)	(43163)	(53201)
	(c)	Net interest and discounting charges		54575	71423	168830	163380	193090
7	Profit / (Loss) after Interest and Discounting Charges but before Exceptional Items [5-6]			112349	(188813)	102533	(4789)	(178996)
8	Exceptional Items
	(a)	Notional exchange (loss) / gain (net) on revaluation of foreign currency borrowings, deposits and loans given		(12438)	(84446)	4646	(266224)	(33929)
	(b)	Others		(10983)	—	(16510)	—	—
9	Profit / (Loss) from Ordinary Activities before tax [7+8]			88928	(273259)	90669	(271013)	(212925)
10	Tax Expense			24287	(11865)	59655	8105	33575
11	Net Profit / (Loss) from Ordinary Activities after tax [9- 10]			64641	(261394)	31014	(279118)	(246500)
12	Extraordinary items (net of tax expenses)			—	—	—	—	—
13	Share of Minority Interest			(1553)	3318	(621)	(570)	1148
14	Profit / (Loss) in respect of investments in Associate Companies			1938	(1807)	3933	(2401)	(5173)
15	Net Profit / (Loss) for the period [11+12+13+14]			65026	(259883)	34326	(282089)	(250525)
16	Paid-up Equity Share Capital (Face value of Rs. 10 each)			54396	51405	54396	51405	51405
17	Reserves excluding Revaluation Reserve							531584
18	Earnings Per Share (EPS)
	A.	Ordinary Shares
	(a)	Basic EPS before and after extraordinary items	Rupees	12.00	(54.40)	6.51	(67.74)	(56.88)
	(b)	Diluted EPS before and after extraordinary items	Rupees	10.99	(54.40)	6.15	(67.74)	(56.88)
	B.	‘A’ Ordinary Shares
	(a)	Basic EPS before and after extraordinary items	Rupees	12.50	(54.40)	7.01	(67.74)	(56.88)
	(b)	Diluted EPS before and after extraordinary items	Rupees	11.49	(54.40)	6.65	(67.74)	(56.88)
				(not annualised )	(not annualised )	(not annualised )	(not annualised )

Notes:

1)	Figures for previous period have been regrouped / reclassified wherever necessary, to make them comparable.
2)	On June 2, 2008, the Company acquired from Ford Motor Company, Jaguar Land Rover business. The financial results for the nine months ended December 31, 2008 include the results of the operation of Jaguar Land Rover business for the period June 02, 2008 to December 31, 2008. The financial results for the nine months ended December 31, 2009, are not comparable to this extent with the previous period.
3)	Other income for the quarter and nine months ended December 31, 2009 includes profit (net) of Rs 269 lakhs and Rs 69408 lakhs respectively (Rs. 11611 lakhs and Rs. 71792 lakhs for the quarter and nine months ended December 31, 2008 respectively) on sale of investments.
4)	During the quarter ended December 31, 2009, JaguarLandRover Ltd, an indirect subsidiary of the Company has repaid the entire outstanding bridge loan of USD 613.49 million (Rs. 288156 lakhs) and EURO 62.04 million (Rs. 43200 lakhs) taken for acquisition of Jaguar and Land Rover business. The unamortised balance of debt issue cost of Rs. 10983 lakhs has been written off and has been shown as exceptional item.
5)	Consequent to the notification issued by the Ministry of Corporate Affairs on March 31, 2009, the Company had changed its policy in the last quarter of the financial year 2008-09. Exchange differences on foreign currency denominated long term borrowings relating to the acquisition of depreciable capital assets are capitalized to such assets and exchange differences on other long term foreign currency monetary items are accumulated in Foreign Currency Monetary Item Translation Difference Account and are amortized over the balance life of such monetary items or March 31, 2011, whichever is earlier. During the quarter and nine months ended December 31, 2008, these foreign exchange differences were recognised in the Profit and Loss Account. Had the revised policy been applicable for the period ended December 31, 2008, the Loss before tax would have been lower by Rs. 54403 lakhs and Rs. 193036 lakhs for the quarter and nine months ended December 31, 2008 respectively.
6)	The tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per accounting standard AS-21.
7)	The actuarial losses (net) of Rs. 109250 lakhs for nine months ended December 31, 2009, of pension plans of Jaguar Cars Ltd and Land Rover, UK, have been accounted in “Reserves and Surplus” in accordance with IFRS principles and permitted by AS 21 in the consolidated financial statements. This treatment is consistent with the accounting principles followed by Jaguar Cars Ltd and Land Rover, UK, under IFRS.
8)	Automotive operations of the Company and its consolidated subsidiaries represents the reportable segment, rest are classified as ‘Others’.

Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include construction equipment, engineering solutions and software operations.

			(Rs in Lakhs)
			Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
			Unaudited		Unaudited		Audited
			2009	2008	2009	2008	2009
A	Segment Revenues
		Net sales / Income from Operations
	I.	Automotive and related activity
		- Tata and other brands vehicles / spares and financing thereof	1043790	574097	2689299	2124408	2866427
		- Jaguar and Land Rover	1494716	1130453	3477270	3153657	3927070
		Less: Intra Segment Eliminations	(4517)	—	(6704)	—	—

		-Total	2533989	1704550	6159865	5278065	6793497
	II.	Others	85412	74129	233705	268791	346559

		Total segment revenue	2619401	1778679	6393570	5546856	7140056
		Less: Inter segment revenue	(14976)	(8347)	(39423)	(28371)	(46171)

		Net segment revenue	2604425	1770332	6354147	5518485	7093885

B	Segment Results before Other Income, Interest, Exceptional items and Tax
	I.	Automotive and related activity
		- Tata and other brands vehicles / spares and financing thereof	115503	(7860)	251055	75863	95840
		- Jaguar and Land Rover	48238	(117785)	(63394)	(14827)	(177735)
		Less: Intra Segment Eliminations	(1063)	—	(1311)	—	—

		-Total	162678	(125645)	186350	61036	(81895)
	II.	Others	9339	(3329)	17240	18309	21754

		Total segment results	172017	(128974)	203590	79345	(60141)
		Less: Inter segment eliminations	(5562)	(471)	(5475)	(448)	(5661)

		Net Segment Results	166455	(129445)	198115	78897	(65802)
		Add/(Less) : Unallocable income	469	12055	73248	79694	79896
		Add/(Less) : Interest expense	(54575)	(71423)	(168830)	(163380)	(193090)
		Add/(Less) : Exceptional Items	(23421)	(84446)	(11864)	(266224)	(33929)

		Total Profit / (Loss) before Tax	88928	(273259)	90669	(271013)	(212925)

					As at December 31,		As at March 31,
					2009	2008	2009
C	Capital employed (segment assets less segment liabilities)
	I.	Automotive and related activity
		- Tata and other brands vehicles / spares and financing thereof			2347776	2444517	2372554
		- Jaguar and Land Rover			1530479	1158713	1233605
		Less: Intra Segment Eliminations			(1098)	—	—

		-Total			3877157	3603230	3606159
	II.	Others			160293	146493	135402

		Total Capital employed			4037450	3749723	3741561
		Less: Inter segment eliminations			(26520)	(19405)	(16082)

		Capital employed			4010930	3730318	3725479

9)	The Consolidated financial results should be read in conjunction with the notes to the individual financial results of the Company for the period ended December 31, 2009, declared on January 29, 2010.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on February 26, 2010.

Tata Motors Limited

Ratan N Tata

February 26, 2010	Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.